UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of September 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA WATER WINS MAJOR CONTRACT TO SUPPLY
3 MILLION INHABITANTS WITH DRINKING WATER IN TIANJIN, CHINA

Paris, September 27, 2007. Veolia Water has been selected to supply 3 million inhabitants with drinking water in Tianjin, one of China’s most rapidly growing and important economic cities. The contract, for a period of 30 years, is worth an estimated cumulated turnover of around 2,65 billion Euros for Veolia Water, and involves a participation of 49% in the Tianjin Shibei Water Company Ltd. Tianjin, Port of Beijing and key city for China, is where the country’s third stock exchange is set to be built. It includes the largest comprehensive seaport in the north and many industries requiring large amounts of water. Several sporting events for the Olympic Games will be hosted by the city.

The contract was signed with the Tianjin Water Works (Group) Company Ltd, that launched, together with the Municipal Department in charge of State Owned Assets, an international tender for the acquisition of 49% of its subsidiary’s equity, Tianjin Shibei Water Company Ltd and its conversion into an Equity Joint Venture. The project will cover the district of Shibei, the Northern part of Tianjin, and the Binhai district on the eastern coast.

It will include managing the Xinkaihe water production plant (1 million m3/day) which uses classic clarification technology, with 1,988km of linear network, as well as the Jinbin water production plant under construction, which will provide 500,000m3/day. The Jinbin plant will incorporate clarification, ozonation and activated carbon filters. In addition, the company will develop the water conveyance network to all the industrial areas in the Binhai area, situated along the coast of Bohai Bay.

The project will run alongside a comprehensive development and reconstruction plan by the Central Government along the River Haihe, which will eventually be linked up with China’s three other major rivers, the Yangtze, the Yellow and the Huaihe rivers.

Commenting on the contract, Antoine Frérot, Chief Executive Officer of Veolia Water said, “With this project, Veolia Water illustrates its proven and long standing expertise in anticipating and accompanying the development of major cities like Tianjin that are faced with strong economic and demographic expansion. Veolia Water has formed many successful long term partnerships in China, and with the Tianjin contract, we are continuing to develop our presence in China’s large cities”.

*****

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide. With 77,800 employees, its 2006 revenues amounted to €10,08 billion. www.veoliawater.com.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2006. www.veolia.com

******

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 29, 2007

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary